INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

June 29, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Jubak Global Equity Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on June 3, 2010, for the Jubak Global Equity Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 96 filed concurrently with this correspondence.

PROSPECTUS

Page 1 - Summary Section (Annual Fund Operating Expenses)

1.	On footnote (1), delete the second sentence: “Includes estimated acquired fund fees and expenses of less than 0.01%”.

RESPONSE:  The sentence has been deleted.

Page 2 - Summary Section (Example)

2.	Confirm in response letter that the expense example amounts reflect only the contractual period of the expense limitation agreement.

RESPONSE: The Registrant confirmed that the amounts shown in expense example reflect only the one year contractual period of the expense limitation agreement.

Page 2 -  Summary Section (Principal Investment Strategies)

3.	First paragraph, includes 80% test with respect to “equity” securities.

RESPONSE: The first paragraph has been revised as follow: “Under normal market conditions, the Fund will invest at least 80% of its net assets in equity securities of companies located throughout the world, including the United States, and at least 40% of its assets in companies organized, headquartered or doing a substantial amount of business outside the United States.”

4.	First paragraph, clarify what it means by “located” outside the U.S.

RESPONSE:  Revised to “headquartered” outside the U.S.

Page 5 -  Investment Objective and Principal Investment Strategies (Principal Investment Strategies)

5.	Fourth paragraph, describe the advisor’s strategy, or the advisor’s selection criteria.

RESPONSE:  The fourth paragraph has been revised as follow: “The Advisor’s investment process is based on a large number of factors, including macro-economic trends and geopolitical issues, as well as more fundamental analysis of specific company performance, competitors and markets.  The Advisor also considers other factors including political risk, monetary policy risk, and regulatory risk when selecting foreign (non-U.S.) securities.  The Advisor’s investment approach begins with a macro-economic approach that identifies important long-term global economic, financial, demographic, technology, and political trends and then seeks to identify specific companies that will be positively affected by these trends prior to general recognition of their consequences by markets.  In choosing the specific stocks to buy to take advantage of these long-term trends the Advisor looks at fundamental positioning in a company's market, management track records, competitive advantage with respect to competitors, and financial staying power, and then seeks to buy the best stocks based on these metrics whenever short-term market volatility gives the Fund an opportunity to buy these stocks at low or reasonable prices. Our expectation is that, in general, companies located or conducting business in developing countries will offer better growth opportunities than those dependent on developed economies over the next two or three decades, and the Fund's investments will generally reflect this belief.”

Page 7 - Management of the Fund (Investment Advisor)

6.	Second paragraph, delete the last sentence: “using the same investment techniques he will use to manage the Fund’s assets”.

RESPONSE:  The sentence has been deleted.

STATEMENT OF ADDITIONAL INFORMATION

Page 20 – Trustees and Officers Table

1.	Add “within the past five years” in the “Other Directorship Held by Trustee” column header and the related disclosure under this column take into account for the past five years history.

RESPONSE: The requested change has been made. The Trustees and Officers table includes all other directorship held by the Trustees during the past five years.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109